Exhibit 99.1

Live Virus Assays at Ludwig-Maximilians-Universität München Confirm PolyTope’s Efficacy Against SARS-CoV-2 Variants Including BA.5

VICTORIA, British Columbia--(BUSINESS WIRE)--August 29, 2022--IPA (IMMUNOPRECISE ANTIBODIES LTD.) (the “Company” or “IPA”) (NASDAQ: IPA) (TSXV: IPA), a biotherapeutic research and technology company, today announced the continuing success of PolyTope® TATX-03 antibody combination therapy to neutralize variants of concern of the COVID-19 causative virus, including the latest Omicron BA.5 subvariant, validated by an independent research organization in an authentic virus assay.

Research was conducted by the Max von Pettenkofer Institute, part of the Medical Faculty of the Ludwig-Maximilians-University (LMU, Munich, Germany), who is world-renowned for their research and diagnostic services on SARS-CoV-2. The blinded studies examined the efficacy of IPA’s PolyTope® TATX-03 antibody combination therapy alongside in-house derived formulations of several commercially approved antibodies. Authentic isolates of virus variants tested in vitro by the LMU institute included 20E (EU1; B.1.177), Alpha (B1.1.7), Beta (B.1.351), Delta (B.1.617.2), Omicron lineages BA.1 (B.1.1.529.1), BA.1.1 (B.1.1.529.1.1), BA.2 (B.1.1.529.2), and BA.5 (B.1.1.529.5). Whereas commercially licensed products had difficulty to protect the susceptible cells against some of the listed coronavirus (sub)variants, IPA’s PolyTope® TATX-03 was able to neutralize all (sub)variants tested, including the currently dominant Omicron BA.5 subvariant, which has been described to display increased immune evasion compared to BA.1, BA.2 and pre-Omicron variants. As the spike trimer of the BA.4 Omicron variant is identical to BA.5 glycoprotein, the Company anticipates that the consistent neutralizing potency of TATX-03 hold true for this variant.

IPA’s Chief Scientific Officer (CSO), Dr. Ilse Roodink, stated: “While underway to the first clinical trials of our PolyTope® in humans, this independent confirmation of the strength of our rationally designed combination therapy using authentic virus variants is very valuable for our ongoing discussion with the authorities. With the rapid evolution of Omicron and its variants, the need for a sustainable therapy to SARS-CoV-2 infection becomes increasingly evident”. She continued, “While our first-generation TATX-03 therapy has proven its resilience in vitro, we are confident about the anticipated in vivo efficacy in humans, as some components of our cocktail are able to mediate anti-viral effects through mechanisms which may enhance the already proven performance in the prior in vitro neutralization assays.”.

ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. is a biotherapeutic research and technology company that leverages network biology, multi-omics modelling and complex artificial intelligence systems to support its proprietary technologies in bioplatform-based antibody discovery. Services include highly specialized, full-continuum therapeutic biologics discovery, development, and out-licensing to support its business partners in their quest to discover and develop novel biologics against the most challenging targets. For further information, visit www.ipatherapeutics.com.

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential”, “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release include, but are not limited to, statements regarding the Company’s ability to successfully submit a clinical use application with respect to PolyTope® TATX-03, statements regarding regulatory approvals, statements regarding the potential of IPA’s PolyTope® TATX-03 to provide strong anti-viral effects against SARS-CoV-2/COVID-19 disease or any variant of the virus as either a prophylactic (preventative) or treatment (therapeutic), or to retain efficacy over time, and statements regarding the commencement date of first-in-human clinical phase trial. In respect of the forward-looking information contained herein, the Company has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the Company may not be successful in timely submission of an application for regulatory approval, developing its PolyTope® TATX-03 through the successful and timely completion of clinical trials, or may not receive all regulatory approvals to commence and then continue clinical trials of PolyTope® TATX-03, as well as those risks discussed in the Company’s Annual Information Form dated July 29, 2022 (which may be viewed on the Company’s profile at www.sedar.com) and the Company’s Form 40-F, dated July 29, 2022 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

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Contacts

Investor contact: investors@ipatherapeutics.com